Exhibit 99.1

Execution Version

COOPERATION AGREEMENT

This cooperation agreement (this “Agreement”) is made and entered into as of June 13, 2022 by and among Groupon, Inc. (the “Company”) and Pale Fire Capital SE, a private company organized under the laws of the Czech Republic (“Pale Fire”), Dusan Senkypl, a citizen of the Czech Republic, and Jan Barta, a citizen of the Czech Republic (collectively, the “Pale Fire Parties”) (each of the Company and the Pale Fire Parties, a “Party” to this Agreement, and collectively, the “Parties”).

RECITALS

WHEREAS, the Company and the Pale Fire Parties have engaged in various discussions and communications concerning the Company’s business, financial performance and strategic plans;

WHEREAS, as of the date hereof, the Pale Fire Parties have a beneficial ownership (as determined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated thereunder (the “Exchange Act”)) interest in the shares of Common Stock, par value $0.0001 per share, of the Company (the “Common Stock”) totaling, in the aggregate, 6,553,910 shares (“Pale Fire Parties’ Current Beneficial Ownership Position”), or approximately 21.9% of the issued and outstanding shares of Common Stock based upon the Company’s Form 10-Q filed on May 9, 2022; and

WHEREAS, as of the date hereof, the Parties have determined to come to an agreement with respect to the composition of the Board of Directors of the Company (the “Board”) and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.	Board Composition and Related Matters.

(a)The Company agrees that, effective immediately following the 2022 Annual Meeting of Stockholders to be held on June 15, 2022 (the “2022 Annual Meeting”), the Board shall increase the size of the Board to nine (9) directors and appoint Dusan Senkypl (the “First New Director”) to the Board. The Company shall hold the 2022 Annual Meeting as scheduled on June 15, 2022, at 10:00 a.m. Central Time, and conduct the 2022 Annual Meeting without undue delay. The Company further agrees that, effective no later than November 30, 2022, the Board shall appoint Jan Barta (the “Second New Director” and together with the First New Director, the “New Directors” and each a “New Director”) to the Board, and shall increase the size of the Board to ten (10) directors if necessary to accommodate such appointment; provided, that the appointment of the Second New Director shall be subject to the Second New Director submitting to the Company an update to his previously submitted director and officer questionnaire that shall not include any material adverse developments or changes relating to his qualifications for service as a director.

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(b)The Parties acknowledge that the First New Director is being added to the Board immediately following the 2022 Annual Meeting at the Company’s request in order to avoid incurring expenses and delaying the 2022 Annual Meeting due to mechanical issues that would be associated with distributing revised proxy materials and soliciting support for the election of the First New Director at the 2022 Annual Meeting.

(c)It is understood and agreed that concurrently with the First New Director’s appointment to the Board, the Board shall appoint the First New Director to serve on the Executive Committee of the Board (the “Executive Committee”). For so long as the First New Director continues to serve as a member of the Board in accordance with this Agreement, such First New Director shall serve on the Executive Committee or such other committee of the Board established to oversee the implementation of such business plans and strategies approved by the Board (such other committee is herein referred to as the “Operating Committee”). The Second New Director will be permitted to attend and reasonably participate, but not vote, at all regularly scheduled and special meetings of the Executive Committee or Operating Committee. The Second New Director will receive all materials related to each Executive Committee or Operating Committee meeting, contemporaneous with their distribution to the Executive Committee or Operating Committee. Without limiting the foregoing, the Board shall, in accordance with its customary governance processes, give each New Director the same due consideration for membership to any committee of the Board as any other independent director with similar relevant expertise and qualifications.

(d)The Pale Fire Parties agree that the Board or any committee thereof, in the exercise of its fiduciary duties, may recuse the New Directors from any portion of a Board or committee meeting, and restrict access to information of the Company, to the extent relating to (i) the exercise of any of the Company’s rights or enforcement of any of the obligations under this Agreement, (ii) any action taken in respect of or in response to actions taken or proposed by the Pale Fire Parties or their Affiliates (as defined below), in each case, with respect to the Company or its Affiliates or (iii) any proposed transaction between the Company or any of its Affiliates and the Pale Fire Parties or any of their Affiliates. For the avoidance of doubt, the Pale Fire Parties acknowledge and agree that: (i) consistent with their fiduciary duties as directors of the Company, each New Director is obligated to consider in good faith, to the same extent as any other director of the Company, recusal from any Board or committee meeting in the event there is any other actual or potential conflict of interest between the Pale Fire Parties or the New Directors, on the one hand, and the Company, on the other hand; and (ii) the Board may restrict the New Directors’ access to information of the Company to the same extent it would for any other director of the Company, in accordance with applicable law.

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(e)Until the Termination Date (as defined below) and as long as the Pale Fire Parties beneficially own (as determined under Rule 13d-3 promulgated under the Exchange Act) in the aggregate at least the lesser of (i) 15.0% of the Company’s then-outstanding Common Stock and (ii) 4,494,004 shares of Common Stock (subject to adjustment for stock splits, reclassifications, combinations, recapitalizations and similar adjustments) (the “Ownership Minimum Requirement”), in the event any New Director is no longer able to serve as a director of the Company for any reason, the Pale Fire Parties shall be entitled to designate a candidate for replacement for such New Director (such replacement, a “Replacement Director”), subject to the approval of the Board (which approval shall not be unreasonably withheld. The Board shall make its determination within ten (10) days after any such replacement director candidate submits to the Company a fully completed copy of the Company’s standard director and officer questionnaire, provided that such questionnaire shall be deemed fully completed after the successful completion of a customary background check, to be completed by the Company not more than five (5) days following the Company’s receipt of such questionnaire. If the Board does not approve such Replacement Director to the Board pursuant to this Section 1(e) (it being acknowledged that the Board cannot unreasonably withhold its approval), the Parties shall continue to follow the procedures of this Section 1(e) until a Replacement Director is appointed to the Board. Upon a Replacement Director’s appointment to the Board, the Board and all applicable committees of the Board shall take all necessary actions to appoint such Replacement Director to any applicable committee of the Board of which the replaced director was a member immediately prior to such director’s resignation or removal or, if the Board or the applicable committee of the Board determines that the Replacement Director does not satisfy the requirements of the NASDAQ Stock Market and applicable law with respect to service on the applicable committee (which determination shall be made reasonably and in good faith), to an alternative committee of the Board. Any Replacement Director shall qualify as an “independent director” under applicable rules of the Securities and Exchange Commission (the “SEC”), the rules of any stock exchange on which the Company is traded and applicable governance policies of the Company. Upon a Replacement Director’s appointment to the Board, such Replacement Director shall be deemed to be a New Director for all purposes under this Agreement.

(f)In furtherance and not in limitation of Section 4, prior to the Termination Date, the Pale Fire Parties shall not, and shall cause each of their controlled Affiliates and Associates not to, directly or indirectly, (A) nominate or recommend for nomination any person for election at any annual or special meeting of the Company’s stockholders (except as otherwise provided elsewhere in Section 1), (B) submit any proposal for consideration at, or bring any other business before, any annual or special meeting of the Company’s stockholders, or (C) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to any annual or special meeting of the Company’s stockholders. Prior to the Termination Date, Pale Fire shall not publicly or privately encourage or support any other stockholder, person or entity to take any of the actions described in this Section 1(f).

(g)Until the Termination Date, the Board and all applicable committees of the Board shall not (A) increase the size of the Board to more than ten (10) directors or (B) seek to classify the Board, in each case without the prior written consent of the Pale Fire Parties.

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(h)The Pale Fire Parties shall comply, and the Pale Fire Parties shall cause each of their controlled Affiliates and Associates to comply, with the terms of this Agreement and the Pale Fire Parties shall be responsible for any breach of this Agreement by any such controlled Affiliate or Associate. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement; provided, however, that the term “Associate” shall refer only to Associates controlled by the Company or the Pale Fire Parties, as applicable; provided, further, that, for purposes of this Agreement, the Pale Fire Parties and the Company shall not be Affiliates or Associates of one another; provided, further, that with respect to the Pale Fire Parties, the term Affiliate shall not include any portfolio company of the Pale Fire Parties, so long as such portfolio company (a) (i) has not discussed the Company or its business with the Pale Fire Parties, (ii) has not received from the Pale Fire Parties information concerning the Company or its business and (iii) is not acting at the request of, in coordination with or on behalf of the Pale Fire Parties with respect to any actions concerning the Company that the Pale Fire Parties are prohibited from taking pursuant to this Agreement, and (b) is not directly or indirectly competing with the Company, which involves offering or developing similar or competing technologies, products or services to those offered by the Company.

(i)While the New Directors serve as directors on the Board, each shall receive compensation (including equity based compensation, if any) for Board and committee meetings attended, an annual retainer, benefits (including expense reimbursements), director and officer insurance and any indemnity and exculpation arrangements on the same basis as all other non-employee directors of the Company.

2.	Board Observer Period and Related Agreements.

(a)The Company agrees that, provided the Pale Fire Parties’ beneficial ownership remains at or above the Ownership Minimum Requirement, during the period commencing with the date of this Agreement through the date of his appointment to the Board (the “Observer Period”), the Second New Director shall be an observer to the Board (the “Observer”) who shall be permitted to attend and reasonably participate, but not vote, at all regularly scheduled and special meetings of the Board and the Executive Committee (or, if applicable, the Operating Committee) (whether such meetings are held in person, telephonically or otherwise, each, a “Board Meeting”). Subject to the third sentence of this Section 2(a), during the Observer Period, the Observer shall receive notice of all Board Meetings, all written consents executed by the Board (or applicable committee) at each Board Meeting, all materials prepared for consideration at any Board Meeting, and all minutes related to each Board Meeting, in each case, contemporaneous with their distribution to the Board (or applicable committee) and redacted to omit items pertaining to the meetings or portions thereof from which the Company reserves the right to exclude the Observer pursuant to the third sentence of this Section 2(a). Notwithstanding anything to the contrary contained in this Agreement, the Company reserves the right to exclude the Observer from access to any Board Meeting or portion thereof (and any materials pertaining thereto) (i) that is an executive session or (ii) if, and only to the extent that, the Board (or applicable committee) determines reasonably and in good faith that such exclusion is necessary to preserve the attorney-client privilege or avoid a conflict of interest.

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(b)As a condition to attending any portion of any Board Meeting, the Observer shall, from the date the Observer first receives any materials prepared for consideration at any Board Meeting (including any such materials considered in prior meetings of the Board or any Board-related materials) after the date hereof until his appointment to the Board (A) be bound by, and comply with, all of the confidentiality obligations of a director of the Company (including the duty of confidentiality under Delaware law as it applies to a director of a Delaware corporation) with respect to (x) any Company confidential information (including any materials made available to the Observer (including any such materials considered in prior meetings of the Board (or applicable committee))) and (y) any discussions conducted, and any matters or materials considered, in meetings of the Board (or applicable committee) that the Observer attends and (B) comply with all policies, procedures, codes, rules, standards and guidelines applicable to the members of the Board (or applicable committee), in each case of clauses (A) and (B), as if the Observer were a member of the Board (or applicable committee).

(c)During the Observer Period, if the Observer is no longer able or willing to serve as the Observer for any reason, and so long as the Pale Fire Parties’ aggregate beneficial ownership remains at or above the Ownership Minimum Requirement, the Board will give due consideration to a replacement recommended by the Pale File Parties to fill the resulting vacancy.

3.	Voting Commitment.

The Pale Fire Parties shall appear in person or by proxy at the 2022 Annual Meeting and vote all shares of Common Stock they are entitled to vote at the 2022 Annual Meeting (A) in favor of the Company’s nominees for election to the Board, (B) in favor of the ratification of the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for fiscal year 2022, (C) in accordance with the Board’s recommendation with respect to the Company’s “say-on-pay” proposal and (D) in favor of the amendment and restatement of the Groupon, Inc. 2011 Incentive Plan. The Pale Fire Parties further agree that they will appear in person or by proxy at any special meeting of the Company’s stockholders held prior to the Termination Date and vote all shares of Common Stock beneficially owned by them at such special meeting in accordance with the Board’s recommendation; provided, however, that in the event Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to any proposals (other than the election or removal of directors), the Pale Fire Parties shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation; provided, further, that the Pale Fire Parties shall be permitted to vote in their sole discretion with respect to any publicly announced proposals relating to a merger, acquisition, disposition of all or substantially all of the assets of the Company or other business combination involving the Company requiring a vote of stockholders of the Company (each, an “Extraordinary Transaction”).

4.	Standstill Provisions.

(a)Prior to the Termination Date, except as otherwise provided in this Agreement, without the prior written consent of the Board, the Pale Fire Parties shall not, and the Pale Fire Parties shall cause each of their controlled Affiliates and Associates not to, in each case directly or indirectly, in any manner:

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(i)engage in any solicitation of proxies or consents or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) of proxies or consents (including, without limitation, any solicitation of consents that seeks to call a special meeting of stockholders), in each case, with respect to any securities of the Company or any securities convertible or exchangeable into or exercisable for any such securities (collectively, the “securities of the Company”);

(ii)form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with any persons who are not Affiliates of the Pale Fire Parties with respect to any securities of the Company;

(iii)deposit any securities of the Company in any voting trust or similar arrangement, or subject any securities of the Company to any arrangement or agreement with respect to the voting thereof, other than (A) any such voting trust or arrangement solely for the purpose of delivering to the Company or its designee a proxy, consent or other authority to vote in connection with a solicitation made by or on behalf of the Company or (B) customary brokerage accounts, margin accounts and prime brokerage accounts;

(iv)seek or submit, or encourage any person or entity to seek or submit, nomination(s) in furtherance of a “contested solicitation” for the appointment, election or removal of directors with respect to the Company or seek, or encourage or take any other action with respect to the appointment, election or removal of any directors (except as otherwise provided in Section 1);

(v)(A) make any proposal for consideration by stockholders at any annual or special meeting of stockholders of the Company or through any action by written consent of stockholders or referendum of stockholders of the Company, (B) publicly make any offer or proposal (with or without conditions) with respect to any merger, takeover, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition or other business combination or similar transaction involving the Company and/or any of its subsidiaries, (C) affirmatively solicit a third party to make an offer or proposal (with or without conditions) with respect to any merger, takeover, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition or other business combination or similar transaction involving the Company and/or any of its subsidiaries, or publicly encourage, initiate or support any third party in making such an offer or proposal, (D) publicly comment on any third party proposal regarding any merger, takeover, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition, or other business combination or similar transaction with respect to the Company and/or any of its subsidiaries or (E) call or seek to call a special meeting of stockholders or take or seek to take action by written consent of stockholders (it being acknowledged that clauses (C) and (D) shall not be deemed to limit in any way the Pale Fire Parties’ rights to (i) vote in their sole discretion with respect to any Extraordinary Transaction in accordance with Section 3 or (ii) comment on such vote in accordance with Section 4(b));

(vi)seek, alone or in concert with others, representation on the Board (except as otherwise provided in Section 1);

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(vii)acquire, offer or propose to acquire, or agree to acquire, whether by purchase, tender or exchange offer, through the acquisition of control of another person, by joining a partnership, limited partnership, syndicate or other group (including any group of persons that would be treated as a single “person” under Section 13(d) of the Exchange Act), through swap or hedging transactions or otherwise, any securities of the Company or any rights decoupled from the underlying securities of the Company that would result in the Pale Fire Parties (together with their Affiliates) owning, controlling or otherwise having any beneficial or other ownership interest in more than 25% of the shares of Common Stock outstanding at such time (as adjusted for any stock splits, reclassifications, combinations, stock dividends or similar actions by the Company);

(viii)advise, encourage, support or influence any person or entity with respect to the voting or disposition of any securities of the Company at any annual or special meeting of stockholders except in accordance with Section 3;

(ix)enter into any discussions, negotiations, agreements or understandings with any third party with respect to any of the foregoing, or advise, assist, knowingly encourage or seek to persuade any third party to take any action or make any statement with respect to any of the foregoing; or

(x)make any request or submit any proposal to amend the terms of this Agreement other than through non-public communications with the Company or the Board that would not be reasonably determined to trigger public disclosure obligations for any Party.

(b) Except as expressly provided in Section 1(f) and Section 3, the Pale Fire Parties shall be entitled to (i) vote any shares of Common Stock that they beneficially own as the Pale Fire Parties determine in their sole discretion and (ii) subject to Section 15, disclose, publicly or otherwise, how they intend to vote or act with respect to any securities of the Company, any stockholder proposal or other matter to be voted on by the stockholders of the Company and the reasons therefor.

(c) Notwithstanding anything in Section 4(a) or elsewhere in this Agreement, nothing in this Agreement shall prohibit or restrict the Pale Fire Parties from (i) communicating privately with the Board or any of the Company’s officers regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications, (ii) communicating with stockholders of the Company and others in a manner that does not otherwise violate Section 4(a) or Section 15, or (iii) taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has jurisdiction over the Pale Fire Parties.

(d)Nothing in Section 4(a) or elsewhere in this Agreement shall be deemed to limit the exercise in good faith by any New Director of such person’s fiduciary duties solely in such person’s capacity as a director of the Company.

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5.	Representations and Warranties of the Company.

The Company represents and warrants to the Pale Fire Parties that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, and assuming due execution by each counterparty hereto, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, and (c) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or material agreement to which the Company is a party or by which it is bound.

6.	Representations and Warranties of the Pale Fire Parties.

The Pale Fire Parties represent and warrant to the Company that (a) the authorized signatory of the Pale Fire Parties set forth on the signature page hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind the Pale Fire Parties thereto, (b) this Agreement has been duly authorized, executed and delivered by the Pale Fire Parties, and assuming due execution by the Company, is a valid and binding obligation of the Pale Fire Parties, enforceable against the Pale Fire Parties in accordance with its terms except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of the Pale Fire Parties as currently in effect, (d) the execution, delivery and performance of this Agreement by the Pale Fire Parties do not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Pale Fire Parties, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to the Pale Fire Parties are a party or by which they are bound, (e) as of the date of this Agreement, the Pale Fire Parties beneficially own (as determined under Rule 13d-3 promulgated under the Exchange Act) the Pale Fire Parties’ Current Beneficial Ownership Position and (f) as of the date hereof, and except as set forth in clause (e) above, the Pale Fire Parties do not currently have, and do not currently have any right to acquire, any interest in any securities or assets of the Company or its Affiliates (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or assets or any obligations measured by the price or value of any securities of the Company or any of its controlled Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of shares of Common Stock or any other securities of the Company, whether or not any of the foregoing would give rise to beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act), and whether or not to be settled by delivery of shares of Common Stock or any other class or series of the Company’s stock, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement).

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7.	Publicity.

In connection with the execution of this Agreement, the Company shall issue a mutually agreeable press release in the form attached hereto as Exhibit A (the “Press Release”) announcing certain terms of this Agreement. Prior to the issuance of the Press Release and subject to the terms of this Agreement, neither the Company (including the Board and any committee thereof) nor the Pale Fire Parties shall issue any press release or make any public announcement regarding this Agreement or the matters contemplated hereby without the prior written consent of the other Party. Prior to the Termination Date, neither the Company nor the Pale Fire Parties shall make any public announcement or statement that is inconsistent with or contrary to the terms of this Agreement. Notwithstanding the foregoing, the Company acknowledges that the Pale Fire Parties may file this Agreement as an exhibit to their Schedule 13D within two (2) business days of the execution of this Agreement. The Company shall be given a reasonable opportunity to review and comment on any Schedule 13D filing made by the Pale Fire Parties with respect to this Agreement, and the Pale Fire Parties shall give reasonable consideration to any reasonable comments of the Company. The Pale Fire Parties acknowledge and agree that the Company may file this Agreement and file or furnish the Press Release with the SEC as exhibits to a Current Report on Form 8-K and other filings with the SEC. The Pale Fire Parties shall be given a reasonable opportunity to review and comment on any Current Report on Form 8-K or other filing with the SEC made by the Company with respect to this Agreement, and the Company shall give reasonable consideration to any reasonable comments of the Pale Fire Parties.

8.	Specific Performance.

Each of the Pale Fire Parties, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto may occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury may not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that the Pale Fire Parties, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to seek specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other Party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 8 is not the exclusive remedy for any violation of this Agreement.

9.	Termination.

(a) Unless otherwise mutually agreed to in writing by each Party, this Agreement shall terminate on the earliest to occur of (i) thirty (30) days prior to the nomination deadline pursuant to the Company’s Amended and Restated Bylaws in connection with the Company’s 2023 Annual Meeting of Stockholders and (B) one hundred-twenty (120) days prior to the first anniversary of the date on which the Company first mailed its proxy materials or a notice of availability of proxy materials for the 2022 Annual Meeting (the effective date of such termination, the “Termination Date”). Upon the Termination Date, this Agreement shall forthwith become null and void, but no termination shall relieve any Party from liability for any breach of this Agreement prior to such termination. Notwithstanding the foregoing, this Section 9 and Sections 10, 12, 13, 17 and 19 shall survive the termination of this Agreement.

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10.	Expenses.

All fees, costs and expenses incurred in connection with this Agreement and all matters related hereto will be paid by the Party incurring such fees, costs or expenses. Notwithstanding the foregoing, the Company shall reimburse the Pale Fire Parties for their reasonable documented out of pocket fees and expenses, including legal fees incurred in connection with the negotiation and entry into this Agreement and the matters related thereto, in an amount not to exceed $75,000.

11.	Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

12.	Notices.

Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated); or (c) two (2) business days after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses and email addresses for such communications shall be:

If to the Company:

Groupon, Inc.
600 W. Chicago Ave.
Chicago, Illinois 60654
E-mail:	ddrobny@groupon.com
Attention:	Dane Drobny

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With a copy (which will not constitute notice) to:

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

Email:	sgavin@winston.com
Attention:	Steven J. Gavin

If to the Pale Fire Parties:

Pale Fire Capital SE
Žatecká 55/14
110 00 Prague, Czech Republic
Email:	dusan@palefire.com
Attention:	Dušan Šenkypl

With a copy (which will not constitute notice) to:

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

Email:	rnebel@olshanlaw.com
Attention:	Ryan Nebel

13.	Applicable Law.

This Agreement and all claims and causes of action hereunder, whether in tort or contract, or at law or in equity, shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof that would result in the application of the law of another jurisdiction. Each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, whether in tort or contract or at law or in equity, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Without limiting the foregoing, each Party agrees that service of process as provided in Section 12 shall be deemed effective services of process on such Party.

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14.	Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

15.	Mutual Non-Disparagement.

Subject to applicable law, each of the Parties covenants and agrees that, until the Termination Date, or if earlier, until such time as the other Party or any of its agents, subsidiaries, controlled Affiliates, successors, assigns, partners, members, officers, key employees or directors shall have breached this Section 15, neither it nor any of its respective agents, subsidiaries, controlled Affiliates, successors, assigns, partners, members, officers, key employees or directors shall in any way publicly criticize, disparage, call into disrepute or otherwise defame or slander the other Party or such other Party’s subsidiaries, Affiliates, successors, assigns, officers (including any current officer of a Party or a Party’s subsidiaries who no longer serves in such capacity at any time following the execution of this Agreement), directors (including any current director of a Party or a Party’s subsidiaries who no longer serves in such capacity at any time following the execution of this Agreement), employees or any of its businesses, products or services, in any manner that would reasonably be expected to damage the business or reputation of such other Party, its businesses, products or services or subsidiaries, Affiliates, successors, assigns, officers (or former officers), directors (or former directors) or employees.

16.	No Litigation.

Prior to the Termination Date, each Party hereby covenants and agrees that it shall not, and shall not permit any of its representatives acting on its behalf to, directly or indirectly, alone or in concert with others, encourage, pursue, threaten or initiate any lawsuit, claim or proceeding before any court (each, a “Legal Proceeding”) against the other Party, except for (a) any Legal Proceeding initiated primarily to remedy a breach of or to enforce this Agreement; (b) counterclaims with respect to any Legal Proceeding initiated by, or on behalf of one Party or its Affiliates against the other Party or its Affiliates; (c) any Legal Proceeding initiated primarily to exercise a Party’s statutory appraisal rights; or (d) any Legal Proceeding initiated primarily by the Pale Fire Parties to receive damages or settlement proceeds in their capacities as stockholders of the Company in connection with a class action proceeding brought by a named plaintiff other than the Pale Fire Parties; provided, however, that the foregoing shall not prevent any Party or any of its representatives from responding to oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or similar processes (each, a “Legal Requirement”) in connection with any Legal Proceeding if such Legal Proceeding has not been initiated by, on behalf of or at the direct or indirect suggestion of such Party or any of its representatives acting on its behalf; provided, further, that in the event any Party or any of its representatives receives such a Legal Requirement, such Party shall give prompt written notice of such Legal Requirement to the other Party (except where such notice would be legally prohibited or not practicable). Each Party represents and warrants that, as of the date of this Agreement, it has not filed any lawsuit against the other Party.

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17.	Confidentiality.

Each New Director and the Observer may provide any confidential or non-public information of the Company which such person learns in his capacity as a director of the Company or as an observer at any Board Meeting, respectively, including discussions or matters considered in meetings of the Board or Board committees (collectively and individually, “Company Confidential Information”), to the Pale Fire Parties, their Affiliates, Associates, employees and legal counsel (collectively, including the Pale Fire Parties, the “Pale Fire Representatives”), in each case, solely to the extent such Pale Fire Representatives need to know such information to assist the New Directors in the performance of their duties or in connection with the Pale Fire Parties’ investment in the Company; provided, however, that the Pale Fire Parties (i) shall inform such other Pale Fire Representatives of the confidential nature of any such Company Confidential Information and (ii) shall, and shall cause any other Pale Fire Representatives to, refrain from (x) disclosing any Company Confidential Information (whether to any company in which the Pale Fire Parties have an investment or otherwise), by any means, or (y) using any Company Confidential Information in any way other than to assist the New Directors in the performance of their duties or in connection with the Pale Fire Parties’ investment in the Company. The New Directors, Observer and the Pale Fire Parties shall not, without the prior written consent of the Company, otherwise disclose any Company Confidential Information to any third party (excluding, for the avoidance of doubt, the Company and its directors, officers, employees, agents, advisors and legal counsel) except as expressly permitted by this Section 17. The obligations set forth in this Section 17 shall expire twelve (12) months after the date on which neither the First New Director nor the Second New Director serves as a director of the Company; provided, that each Pale Fire Representative shall maintain in accordance with the confidentiality obligations set forth herein any Company Confidential Information constituting trade secrets for such longer time as such information constitutes a trade secret of the Company.

18.	Securities Laws.

The Pale Fire Parties acknowledge that they understand their obligations under the U.S. securities laws. Subject to compliance with such laws, the Pale Fire Parties shall in any event be free to trade or engage in such transactions during periods when the members of the Board are permitted to do so, and the Company shall notify the Pale Fire Parties reasonably in advance when such “open window” trading periods begin and end. The Company acknowledges that none of the provisions herein shall in any way limit the activities of the Pale Fire Parties in their respective ordinary course of businesses if such activities do not violate applicable securities laws or the obligations specifically agreed to under this Agreement. In addition, nothing contained in this Agreement shall restrict the ability of the Pale Fire Parties from purchasing, selling or otherwise trading securities of the Company pursuant to any Rule 10b5-1 trading plan adopted in accordance with applicable law. For the avoidance of doubt, it is understood and agreed that any restrictions contained in any policies, procedures, processes, codes, rules, standards and guidelines applicable to other directors of the Company (collectively, the “Company Policies”) that are applicable to the New Directors (in their capacities as such), including any restrictions on pledging or making purchases on margin, or entering into derivative or hedging arrangements (including options) with respect to, securities of the Company, or otherwise trading the Company’s securities during open window trading periods shall be deemed to apply to Pale Fire (and any of its affiliated entities). It is understood and agreed that, consistent with the Company Policies, Pale Fire (and any of its affiliated entities) shall not be free to trade in the Company’s securities during “open window” trading periods without the prior approval of the Company, and shall be prohibited from trading during blackout periods established by the Company and generally applicable to all of the Company’s directors.

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19.	Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries; Term.

The Company and Pale Fire hereby agree to terminate the Confidentiality Agreement dated June 3, 2022, by and between such parties, effective upon the execution of this Agreement. This Agreement contains the entire understanding of the Parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein. No modifications of this Agreement can be made except in writing signed by an authorized representative of each the Company and the Pale Fire Parties. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to the Pale Fire Parties, the prior written consent of the Company, and with respect to the Company, the prior written consent of the Pale Fire Parties. This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons or entities.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date first written above.

COMPANY:

Groupon, Inc.

By:	/s/ Damien Schmitz
	Name:	Damien Schmitz
	Title:	Interim Chief Financial Officer

PALE FIRE PARTIES:

Pale Fire Capital SE

By:	/s/ Dusan Senkypl
	Name:	Dusan Senkypl
	Title:	Chairman of the Board

/s/ Dusan Senkypl
Dusan Senkypl

/s/ Jan Barta
Jan Barta

Exhibit A

Press Release